UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, August 7, 2014

Messrs.

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

As required by section 63 of the Buenos Aires Stock Exchange Regulations and Resolution No. 2/12, I hereby inform you that at the Company Board of Directors meeting held on August 7, 2014, the following documents were approved: Condensed Statement of Financial Position, Condensed Statement of Comprehensive (Loss) Income, Condensed Statement of Changes in Equity, Condensed Statement of Cash Flows, Notes to the Financial Statements, Informative Summary and the information required by section 68 of the aforementioned regulations, relating to the six-month interim period ended June 30, 2014.

In the six-month period ended June 30, 2014, the Company recorded a loss of $722.8 million. This result includes revenue from the partial recognition of higher costs stipulated in the Adjustment Agreement entered into by and between the Company and the Federal Government in November 2005. Such recognition covers the September 2013-March 2014 period, granted by SE Note 4012/14.

The revenue and net interest from the aforementioned recognition amounted to $735.5 million and $108.2 million, respectively. Therefore, had this extraordinary recognition not been granted, the Company’s loss for the year would have amounted to $1.5 billion, which demonstrates that it is still necessary to fully restore the economic and financial equation of the public service, object of the concession.

Despite that which has been previously mentioned, the Company has made investments for $643.8 million, mainly allocated to improving service quality levels and meeting the growing demand.

The amounts disclosed below are stated in thousands of Argentine pesos and arise from the Condensed Interim Financial Statements.

Six-month interim period ended June 30, 2014

Loss for the period

Attributable to the owners of the parent	(Loss)	(722,801)
Attributable to non-controlling interests		0
	(Loss)	(722,801)

Other comprehensive income for the period

Attributable to the owners of the parent	0
Attributable to non-controlling interests	0
0

Total consolidated comprehensive loss for the period

Attributable to the owners of the parent	(Loss)	(722,801)
Attributable to non-controlling interests		0
	(Loss)	(722,801)

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

Detail of Consolidated Equity
Share Capital– Nominal Value (1)	906,455
Share Capital – Adjustment to Capital (2)	408,063
Additional paid-in capital	3,452
Legal Reserve	0
Other Comprehensive Loss	(28,277)
Accumulated Deficit	(836,192)
Total attributable to the owners of the Company	453,501
Non-controlling interests	0
Total Equity	453,501

(1)     Includes 9,412 related to treasury shares.

(2)     Includes 10,347 related to treasury shares.

Furthermore, and as required by sub-sections o), p) and q) of section 62, we inform the following:

Class of shares	Number of shares	% on Share Capital

A	462,292,111	51.00
B	442,210,385	48.78
C	1,952,604	0.22
Total	906,455,100	100.00

The class “A” shares are owned by Electricidad Argentina S.A. (EASA), domiciled at 3302 Ortiz de Ocampo Street, Building 4 of the City of Buenos Aires. The class “B” shares are currently traded at the New York Stock Exchange (through American Depositary Shares –“ADSs”) and the Buenos Aires Stock Exchange. At June  30, 2014, the Company has 9,412,500 treasury shares.

An amount of 1,952,604 class “C” shares, which are held by Banco de la Nación Argentina as trustee of the Company Employee Stock Ownership Program, remains outstanding.  Moreover, IEASA S.A., domiciled at 3302 Ortiz de Ocampo Street, Building 4 of the City of Buenos Aires, owns 99.99% of EASA’s voting shares.

The Company does not have debt securities convertible into shares, nor there exist stock options of the Company’s shares.

Yours sincerely,

VICTOR A. RUIZ

Officer in charge of Market Relations

Empresa Distribuidora y Comercializadora Norte S.A.

Av. Del Libertador 6363 Piso 1° – (C1428ARG) Capital Federal – Tel.: (54-11) 4346-5088 / 5113 – Fax: (54-11) 4346-5301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: August 20, 2014